UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 17, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Once-weekly semaglutide 2.0 mg demonstrates superior reduction in HbA1c vs once-weekly semaglutide 1.0 mg in people with type 2 diabetes in the SUSTAIN FORTE trial

Bagsværd, Denmark, 17 November 2020 - Novo Nordisk today announced headline results from the SUSTAIN FORTE trial, a phase 3b 40-week, efficacy and safety trial with once-weekly semaglutide 2.0 mg vs once-weekly semaglutide 1.0 mg as add-on to metformin and/or sulfonylureas in 961 people with type 2 diabetes in need for treatment intensification. The trial achieved its primary endpoint by demonstrating a statistically significant and superior reduction in HbA1c at week 40 with semaglutide 2.0 mg compared to semaglutide 1.0 mg.

When evaluating the effects of treatment taken as intended1 and from a high mean baseline HbA1c of 8.9%, people treated with semaglutide 2.0 mg achieved a statistically significant and superior reduction in HbA1c of 2.2% compared with a reduction of 1.9% with semaglutide 1.0 mg at week 40. The American Diabetes Association (ADA) treatment target of HbA1c below 7.0% was achieved by 68% of people treated with semaglutide 2.0 mg vs 58% on semaglutide 1.0 mg.

From a mean baseline body weight of 99.3 kg, people treated with semaglutide 2.0 mg experienced a statistically significant1 and superior weight loss of 6.9 kg compared with 6.0 kg with semaglutide 1.0 mg.

When applying the treatment policy estimand2, people treated with semaglutide 2.0 mg experienced a reduction in HbA1c of 2.1% compared to 1.9% for people treated with 1.0 mg dose at week 40. People treated with semaglutide 2.0 mg experienced a statistically non-significant weight loss of 6.4 kg compared with 5.6 kg with semaglutide 1.0 mg.

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1 Based on the trial product estimand: treatment effect if all people adhered to treatment and did not initiate other type 2 diabetes therapies

2 Based on the treatment policy estimand: treatment effect regardless of treatment adherence or initiation of other type 2 diabetes therapies

	Trial product estimand[1]		Treatment policy estimand[2]
Once-weekly semaglutide	2.0 mg	1.0 mg	2.0 mg	1.0 mg
HbA1c reduction	2.2%*	1.9%	2.1%*	1.9%
Body weight reduction	6.9 kg*	6.0 kg	6.4 kg	5.6 kg

*Statistically significant vs once-weekly semaglutide 1.0 mg

In the trial, both doses of semaglutide appeared safe and well-tolerated. The most common adverse events were gastrointestinal, the vast majority were mild to moderate and diminished over time and were consistent with the GLP-1 receptor agonist class. Compared to semaglutide 1.0 mg, the gastrointestinal adverse events were similar for semaglutide 2.0 mg with nausea rates around 15% for both doses. The treatment discontinuation rates due to adverse events were similar and below 5% for both doses of semaglutide.

“We are very pleased with the results from the SUSTAIN FORTE trial with the large HbA1c reduction from a high baseline as well as the safety and tolerability profile, which establish a attractive benefit-risk ratio for treatment of type 2 diabetes with semaglutide” said Mads Krogsgaard Thomsen, executive vice president and chief scientific officer of Novo Nordisk. “Semaglutide 1.0 mg has across the SUSTAIN programme demonstrated that up to 80% of patients achieved HbA1c levels below 7%. This study demonstrates that patients in poor glycaemic control increase the likelihood of achieving their HbA1c target when treated with semaglutide 2.0 mg.”

About the SUSTAIN clinical programme

The SUSTAIN clinical development programme for once-weekly subcutaneous semaglutide injection currently comprises 11 phase 3 global clinical trials, including a cardiovascular outcomes trial, involving more than 11,000 adults with type 2 diabetes in total. Semaglutide 1.0 mg is approved under the brand name Ozempic® indicated for type 2 diabetes.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 44,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 8883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 71 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 17, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer